July 6, 2009
BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention:	Mr. Jim B. Rosenberg Senior Assistant Chief Accountant
Re:	The Medicines Company Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the quarterly period ended March 31, 2009 File Number: 000-31191
Ladies and Gentlemen:
Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Glenn P. Sblendorio, Executive Vice President and Chief Financial Officer, of The Medicines Company (the “Company”, “MDCO”, “we”, or “our”), dated June 12, 2009.
All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in your letter. Your comments are in bold and our responses and supplemental information is in regular type. We hope this is helpful to you in reviewing this response letter.
Form 10-K for the fiscal year ended December 31, 2008
Item 1. Business
Sales, page 13
1.	Please disclose the name of the third party sole source distributor discussed on pages 13 and 21 which accounted for 96% of the company’s net revenue for the 2008 fiscal year. See Item 101(c)(1)(vii) of Regulation S-K. Also, please disclose the material terms of your agreement with this party and file the agreement as an exhibit to the Form 10-K. See Item 601(b)(10) of Regulation S-K. Alternatively, explain the basis for your determination that you are not required to file the agreement as an exhibit.

Response:

Mr. Jim B. Rosenberg
July 6, 2009

Our third party sole source distributor is Integrated Commercialization Solutions, Inc., or ICS. We are party to an agreement with ICS dated as of February 28, 2007, which we have subsequently amended. We will disclose the name of our sole source distributor in, and file the agreement with, our Form 10-Q for the quarter ended June 30, 2009. We will also include in the Form 10-Q a description of the terms of the agreement as follows:

Our agreement with ICS, which we initially entered into February 2007, provides that ICS will be our exclusive distributor of Angiomax and Cleviprex in the United States. Under the terms of this fee for service agreement, ICS assumes all credit and inventory risks, is subject to our standard returns policy, places orders with us for sufficient quantities of Angiomax and Cleviprex to maintain an appropriate level of inventory based on its customers’ historical purchase volumes and has sole responsibility for determining the prices at which it sells Angiomax and Cleviprex, subject to specified limitations in the agreement. The agreement terminates on February 28, 2010, but will automatically renew for additional one-year periods unless either party gives notice at least 120 days prior to the automatic extension. We may also terminate the agreement at any time and for any reason upon prior written notice to ICS and payment of a termination fee.
License Agreements, page 16
2.	Please revise the description of your license agreement with AstraZeneca dated December 18, 2003 to disclose the following information:
•	Quantify all amounts paid to date;

•	Quantify the aggregate potential milestone payments; and

•	Provide a royalty range or a statement that the royalty percentage is in the single digits, teens, etc.
We note that you have been granted confidential treatment on the individual payments. However, the confidential treatment does not cover aggregate amounts.

Response:

We describe the terms of our license agreement with AstraZeneca annually in our Annual Report on Form 10-K that we file with the Commission. Accordingly, in the Annual Report on Form 10-K for the year ended December 31, 2009, we will revise the description of the license agreement to:
•	Quantify all amounts paid to date;

•	Quantify the aggregate potential milestone payments; and

•	Provide a royalty range.
Annual Cash Bonus Plan, page 29

Mr. Jim B. Rosenberg
July 6, 2009

3.	We note your discussion of corporate goals for 2008 on page 29. Your disclosure should be more specific about each goal. For example:
a)	You state that one goal was the achievement of a “minimum sales revenue for Angiomax in the United States.” Please disclose the amount of the minimum sales revenue.

b)	The next goal listed includes the attainment of a “minimum sales revenue for Cleviprex in the United States.” Please disclose the amount of the minimum sales revenue target.
Please make similar changes to the descriptions of the remaining corporate goals listed on page 29.

Response:

We acknowledge that in describing the 2008 corporate goals under our annual cash bonus plan in the Compensation Discussion and Analysis section of our proxy statement for the fiscal year ended December 31, 2008 (the “2008 CD&A”), we disclosed each goal in a general way, without providing specific quantitative targets included in certain of the goals. More specifically, we described our corporate goals as follows:
1.	a minimum sales revenue for Angiomax in the United States;

2.	the commercial launch of Cleviprex and minimum sales revenue for Cleviprex in the United States;

3.	the development of our global organization, with a primary focus on the European Union during 2008, to enable us to operate in Germany, France, Italy and the United Kingdom, the approval to market Angiox for acute coronary syndrome, or ACS, in the European Union, the complete transition of the distribution of Angiox from Nycomed Danmark ApS and a minimum sales performance in the European Union with respect to Angiox;

4.	FDA approval of the supplemental new drug application, or sNDA, that we filed in 2007 relating to an additional indication for Angiomax for an additional dosing regimen in the treatment of ACS initiated in the emergency department;

5.	progression of the CHAMPION clinical trials to achieve minimum recruitment levels; and

6.	a minimum earnings per share (non-GAAP) for 2008.
As a result, our disclosure did not include our specific sales revenue target for Angiomax in the United States (goal 1), our specific sales revenue target for Cleviprex in the United States (part of goal 2), our specific sales revenue target for Angiox in the European Union (part of goal 3), our specific CHAMPION clinical trials enrollment target (goal 5) and our specific non-GAAP earning per share target (goal 6).

Mr. Jim B. Rosenberg
July 6, 2009

We did not disclose these specific quantitative targets because after considering the details of our bonus plan, the process by which our compensation committee determined the bonuses for each of the named executive officers for 2008, the facts and circumstances underlying such determinations for 2008 and the other compensation paid to the named executive officers for 2008, and considering the disclosure regarding the corporate goals in the 2008 CD&A in the context of the other filings we make with the Commission, we believed that disclosure of any of the specific targets was not material to an investor’s understanding of our compensation policies and decisions regarding the named executive officers for 2008 and that, even if any specific targets were considered to be material, disclosure of such target would cause us competitive harm. We continue to believe both of these propositions and for that reason submit that additional disclosure of the 2008 corporate goals is not necessary or required.

Materiality. In assessing the materiality to investors of each of the specific targets, we first note that each corporate goal was only a small factor in the determination of each named executive officer’s compensation for 2008:
•	under the bonus plan as adopted for 2008, each corporate goal was one of six corporate goals to be used to determine the portion of the bonus attributed to the corporate goals, which was to represent 60% of the total bonus (with the remaining 40% based on individual performance);

•	a number of the corporate goals have multiple elements such as the goals relating to Cleviprex (goal 2) and our global expansion (goal 3);

•	other than the Angiomax U.S. sales revenue goal, no corporate goal represented more than 11% of the total bonus paid to any named executive officer (excluding Ms. Newberry whose bonus did not reflect the achievement of any individual goals);

•	the portion of the bonuses paid to each named executive officer that was attributable to corporate goals represented between approximately 6% and 7% of each named executive officer’s total compensation for 2008; and

•	in determining the bonus and, in particular, the portion of the bonus attributed to corporate goals, the compensation committee, in addition to evaluating these six goals, also reviewed and gave credit for the overall performance of the Company in 2008 and our achievement of additional accomplishments not contemplated by the six goals, thus moving away from the formulaic approach of the plan to a more discretionary and flexible determination and rendering each original goal even less material in the overall mix and process.
We also believe that the existing disclosure in the 2008 CD&A provides investors with an understanding of our compensation policies and decisions with respect to the corporate goals and the bonus attributed to the corporate goals without the need to disclose the specific quantitative targets. In the disclosure, we note that the corporate goals generally conform to the financial metrics contained in the internal business plan adopted by our Board of Directors relating to revenue, earnings per share (non-GAAP) and certain operational goals and that the goals are designed to be challenging but reasonably

Mr. Jim B. Rosenberg
July 6, 2009

achievable. During the course of 2008, we also provided guidance with respect to each of the quantitative targets omitted from the disclosure. For example, our press release issued on July 23, 2008 and filed on a current report on Form 8-K on July 23, 2008 provided guidance with respect to each of these targets shortly after the adoption of the 2008 corporate goals. In addition, in the 2008 CDA itself we specifically discussed our achievement with respect to each of the six established corporate goals and disclosed which goals were met or exceeded, which goals were partially met and which goals were not met, providing comparable disclosure for each component. Although we did not disclose in the 2008 CDA the actual results with respect to each specific target (which, as noted in response to Comment 7, we will do in future Compensation Disclosure and Analysis sections to the extent material), we also disclosed in our 2008 10-K actual 2008 Angiomax sales revenue in the United States, actual 2008 Cleviprex sales revenue in the United States, actual 2008 Angiox sales revenue in the European Union and actual 2008 non-GAAP earnings per share, as well as the number of patients enrolled in the CHAMPION clinical trials in 2008. With this information available, we do not consider the specific quantitative targets relating to these corporate goals material to investors.

Competitive Harm. Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, a registrant is not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee, the disclosure of which would result in competitive harm for the registrant. The Instruction indicates that the standard to be used in determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Exchange Act Rule 24b-2, which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder (17 C.F.R. §200.80(b)(4)). 17 C.F.R. §200.80(b)(4) provides that “the Commission will generally not publish or make available to any person matters that . . .(4) Disclose trade secrets and commercial or financial information obtained from a person and privileged or confidential.” 17 C.F.R. §200.80(b)(4) implements the similar FOIA exception of 5. U.S.C. §552(b)(4).[1] Both the courts and the Commission have relied upon interpretations of 5 U.S.C. §552(b)(4) to interpret § 200.80(b)(4), collectively referred to herein as “Exemption (b)(4).”[2]

In order to be considered a proper subject for confidential treatment under Exemption (b)(4), the Confidential Information must be: (1) commercial or financial; (2) obtained from a person; and (3) privileged or confidential.[3] We believe that disclosure of the specific quantitative targets satisfies the three requirements and that it is appropriate for

[1]	“This section does not apply to matters that are... (4) trade secrets and commercial or financial information obtained from a person and privileged or confidential.” 5 U.S.C. § 552(b).

[2]	See e.g., Continental Stock Transfer and Trust Company v. SEC, 566 F.2d 373 (2d. Cir. 1977); In the matter of FOIA Appeal of Michael Rothman, SEC FOIA Release o. 182, 51 SEC Docket 821 (May 18, 1992); In the matter of Confidential Treatment Request Appeal of American Express Company, SEC FOIA Release No. 139, 45 SEC Docket 264 (Dec. 27, 1989).

[3]	See, e.g., Gulf & Western Indus v. United States, 615 F. 2d 527, 529 (D.C. Cir. 1979); Consumers Union v. VA, 301 F. Supp. 796, 802 (S.D.N.Y. 1969), appeal dismissed as moot, 436 F.2d 1363 (2d Cir. 1971).

Mr. Jim B. Rosenberg
July 6, 2009

us to not disclose such information because it would result in competitive harm to us based upon the standards set forth in Exemption (b)(4).

We believe that if our competitors were to learn the specific details of these targets, they would be more likely to be successful in soliciting our employees away from us by modifying their programs to undercut our program and by offering bonus compensation specifically intended to contain more easily reached goals than our program provides. If we lose any of our executives, our ability to compete and to maximize value for our shareholders would be compromised. As we have noted in our filings with the Commission,
We are highly dependent on our ability to attract and retain qualified personnel for the acquisition, development and commercialization activities we conduct or sponsor. If we lose one or more of the members of our senior management, including our Chairman and Chief Executive Officer, Clive A. Meanwell, our President and Chief Operating Officer, John P. Kelley, our Executive Vice President and Chief Financial Officer, Glenn P. Sblendorio, or other key employees or consultants, our ability to implement successfully our business strategy could be seriously harmed. Our ability to replace these key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to acquire, develop and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate such additional personnel.
We note that the analysis set forth above with respect to disclosure of specific quantitative targets is based on the targets used for our 2008 corporate goals and the facts and circumstances of our 2008 bonus determinations. We confirm that, in connection with the preparation of the Compensation Discussion and Analysis section of our proxy statements in the future, we will continue to evaluate whether any specific quantitative targets are material as part of preparing the disclosure regarding our corporate goals. We will disclose the ones that we determine are material or, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, in those cases where we determine that disclosure of material targets would result in competitive harm to us, we will instead discuss the expected probability of achievement of such goals.

4.	We note your statement on page 29 that “each corporate goal is weighted based upon the priority attributed to such goals by the committee and based on such weighting, each goal is given a corporate goal award value.” Please quantify the priority and corporate award value for each listed goal.

Response:

As described in the 2008 CD&A, at the time that the compensation committee adopts the corporate goals to be considered for the current year, it weighs the goals based upon the priority attributed to such goal and assigns a corporate goal award value to each goal.

Mr. Jim B. Rosenberg
July 6, 2009

These corporate goal award values total 60%, which is the percentage of the bonus attributed to corporate goals under our annual cash bonus plan. As noted below in response to Comments 7 and 8, in future filings we will include in the Compensation Discussion and Analysis section of our proxy statement additional disclosure about the actual level of achievement of each corporate goal and the determination of the company bonus factor, including the relative importance of the corporate goals in the determination of the company bonus factor. For instance, using our 2008 corporate goals as an example, we would explain that the achievement of the Angiomax U.S. net sales goal had a greater impact on the calculation of the company bonus factor and the portion of the bonus attributable to corporate goals than did the achievement of the our goal regarding global expansion.

We believe that, with this additional disclosure supplementing the disclosure that is currently included in the 2008 CDA with respect to the compensation committee’s evaluation of the achievement of the corporate goals, the disclosure of a specific corporate goal award value is not material to investors’ understanding of the Company’s compensation policies and decisions. We further believe that, even if disclosure of a specific corporate goal value is material, the disclosure of such specific corporate goal value would cause us competitive harm. For these reasons, we submit that quantification of the corporate goal award values is not necessary or required.

Materiality. In assessing the materiality of the corporate goal award values, we first note, as we did in response to Comment 3 above, that each corporate goal was only a small factor in the determination of each named executive officer’s compensation for 2008 for the reasons described in that response and that, as a result, we do not consider each individual corporate goal to be material to investors. Correspondingly, we do not consider the corporate goal award values to be material to investors.

In addition, as we disclosed in the 2008 CD&A, the compensation committee establishes the corporate goals and corporate goal award values early in our fiscal year, but in determining the company bonus factor and the actual bonus to be paid to named executive officers related to the corporate goals, the committee is also mindful of other events that occur during the year and considers additional accomplishments that were not originally contemplated when the corporate goals and corporate goal award values were determined. As a result, the corporate goal award value of a specific goal that the committee set when first adopting the corporate goal may not be indicative of the value of the goal at the time of the determination of the bonus. For instance, in determining the bonus for 2008 and the company bonus factor, our compensation committee considered our overall results, the acquisition of Curacyte Discovery GmbH and the filing of our HORIZONS-AMI clinical trial data in the European Union. The addition of these factors in the determination of the company bonus factor and the bonus paid out made the original corporate goal award values assigned to the original six goals less relevant.

As a result, the specific quantitative original corporate goal award values are not material to the overall determination of compensation. We agree that the relative importance of the corporate goals in determining the company bonus factor is important to investors’

Mr. Jim B. Rosenberg
July 6, 2009

understanding of our executive compensation decisions, and, as noted in our response to Comment 8, have agreed to disclose this information in future filings.

Competitive Harm. We believe that providing the specific corporate goal award value for each corporate goal would provide insight into our internal priorities for the various components of our business to a degree that would be detrimental to our business. Disclosure of the corporate goal award values would provide information regarding our strategic priorities that extends beyond our compensation policies and decisions. This information would provide information to competitors about which programs we are emphasizing internally, which is nonpublic, confidential information. We do not have access to comparable information from our competitors. We believe that if our competitors had this information, they would use this information to adjust their own strategies, which would put us at a competitive disadvantage in the future. Moreover, disclosure of this information would enable our competitors to solicit our employees, particularly those employees who are engaged in programs which have a lower priority.

We confirm that, in connection with the preparation of our annual proxy statement and the Compensation Discussion and Analysis section of our proxy statement, we will evaluate whether any specific corporate goal award values for our annual cash bonus plan are material. We will disclose the ones that we determine to be material or, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, in those cases where we determine that disclosure of material corporate goal award values would result in competitive harm to the Company, we will instead discuss the relative importance of such goals.
5.	Please disclose the minimum, target and maximum level for each corporate goal which was used to determine the company bonus factor, as discussed on page 29 and 30.
Response:

We refer the Staff to our response to Comment 3, which describes why we believe that disclosure of the specific quantitative targets for each corporate goal is not material and would also cause us competitive harm. We believe that, for similar reasons, (i) disclosure of the minimum and maximum target levels for each corporate goal are not material to investors’ understanding of our compensation policies and decisions and (ii) disclosure would cause us competitive harm.

As part of this analysis, we note that the minimum and maximum target levels were not implicated in the compensation committee’s determination of the company bonus factor for 2008. We also note that we do disclose with respect to each corporate goal whether we met or exceed the goal, partially achieved the goal or did not meet the goal. In response to Comments 4 and 8, we also agreed to disclose the principal components included in the determination of the company bonus factor and the relative portion of the company bonus factor they represent.

Mr. Jim B. Rosenberg
July 6, 2009

The analysis set forth above with respect to disclosure of minimum, target and maximum level for each corporate goal is based on the targets used for our 2008 corporate goals. We confirm that, in connection with the preparation of our annual proxy statement and the Compensation Discussion and Analysis section of our proxy statement, we will evaluate our disclosure regarding our corporate goals and bonus plan and whether any specific minimum and maximum levels for each corporate goal are material and, subject to the following sentence, we will disclose the ones that we determine are material or, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, in those cases where we determine that disclosure of material minimum and maximum levels for a corporate goal would result in competitive harm to the Company, we will not disclose such levels.

6.	We note your statement on page 30 that if a NEO achieves at least 80% of each objective such individual is eligible to receive a “relative portion of the payout ranging from 0% to 150% of the individual’s target award.” Please explain how the relative portion of the payout is determined.
Response:

We confirm that, in connection with the preparation of our annual proxy statement and the Compensation Discussion and Analysis section of our proxy statement we will evaluate our disclosure regarding the relative portion of the payout subject to the following sentence and we will include disclosure in future filings with the Commission to more clearly indicate how we determine each officer’s individual performance rating.

The paragraph from the 2008 CDA relating to individual objectives and the determination of the individual’s target award, as we propose to modify it, is set forth below:
Individual objectives are tied to the particular areas of expertise of the employee and his or her performance in attaining those objectives. Achievement of these objectives is measured relative to external forces, internal resources utilized and overall individual effort. Except with respect to our chief executive officer and our president and chief operating officer, individual objectives are based on a variety of factors, including the achievement of corporate goals. The individual performance objectives are determined by the executive officer to whom the named executive officer reports. In the case of our chief executive officer and our president and chief operating officer, the individual objectives are reviewed with our lead independent director and the compensation committee and are based on the achievement of corporate goals. For each individual objective, the named executive officer must accomplish at least 80% of such objective for the officer to receive credit for the achievement of such objective. The compensation committee reviews the individual objectives which the officer has been deemed to have achieved and the officer’s performance beyond the objectives and, based on a subjective, qualitative analysis of the achieved objectives, the individual’s efforts, the overall impact of such officer’s performance on the performance of the company and such other relevant factors as the committee may determine, the committee determines an individual performance rating for

Mr. Jim B. Rosenberg
July 6, 2009

the officer which ranges from 0% to 150% of the officer’s individual target award.
7.	We note your discussion on page 30 of the achievement of the company’s corporate goals. Your disclosure should be more specific about the specific level of achievement of each goal. For example: you state that you “partially met” your CHAMPION enrollment targets and your earnings per share goal. Please disclose the percentage of completion for your CHAMPION study participant enrollment and the actual earnings per share of the company in 2008. Please make similar changes to the descriptions of the remaining corporate goals discussed.

Response:

We confirm that, in connection with the preparation of our annual proxy statement and the Compensation Discussion and Analysis section of our proxy statement, we will be more specific about the specific level of achievement of each goal, except to the extent we determine that, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, such disclosure would cause us competitive harm.

The paragraph from the 2008 CDA relating to the achievement of the corporate goals, as we propose to modify it, is set forth below:
In February 2009, the compensation committee evaluated our 2008 performance against our 2008 corporate goals approved by the committee. The committee determined the $334.2 million in revenues we recognized from the sale of Angiomax in the United States exceeded our goal for Angiomax revenue and that we exceeded our goal related to global expansion, primarily due to our European Union marketing authorization application for ACS being approved two months ahead of our expected schedule. The compensation committee also determined that the approximately 5,300 patients that we enrolled in our CHAMPION trials in 2008 partially met our CHAMPION enrollment targets and that the $0.72 in earnings per share (non-GAAP) that we recognized in 2008 partially met our earnings per share goal. Finally, the committee determined that we did not meet our Angiomax ACS sNDA approval goal and that the $0.4 million in revenues we recognized from sales of Cleviprex in 2008 had not achieved our Cleviprex sales goal.
8.	Please disclose how the company bonus factor was calculated.

Response:

We confirm that, in connection with the preparation of our annual proxy statement and the Compensation Discussion and Analysis section of our proxy statement, we will elaborate on how the compensation committee determines the company bonus factor. The paragraphs from the 2008 CDA relating to how the company bonus factor is calculated

Mr. Jim B. Rosenberg
July 6, 2009

and the actual determination of the company bonus factor for purposes of the 2008 bonus, as we propose to modify them in future filings, is set forth below:
Each corporate goal is weighted, based upon the priority attributed to such goal by the committee and based on such weighting, each goal is given a corporate goal award value. The corporate goal award values for all of the corporate goals total 60, reflecting the 60% of the annual cash bonus attributable to the corporate goals. When the compensation committee approves corporate goals, it also approves minimum, target and maximum levels for such corporate goals. The committee determines the company bonus factor, which is used in determining payouts under the annual cash bonus plan and the size of annual equity awards, by using such minimum, target and maximum levels and allocating credits for each corporate goal in the following manner:
•	no credit for a corporate goal unless we achieve a minimum performance level;

•	a credit of at least 50% but less than 100% of the corporate goal award value if we achieve the minimum performance level but do not achieve the target performance level;

•	a credit of at least 100% but less than 150% of the corporate goal award value if we achieve or exceed the target performance level but do not attain the maximum performance level; and

•	a credit of 150% of the corporate goal award value if we achieve or exceed the maximum performance level.

If we achieve the target performance level of each corporate goal, then the corporate goal award values credited would equal 60 out of a total of a possible 60 and the company bonus factor would be 100%. If the corporate goal award values credited equal 45, then the company bonus factor would be 75%, and if the corporate goal award values credited equal 75, then the company bonus factor would be 125%.
...
Based on our overall 2008 performance against our 2008 corporate goals, taking into account our achievement of the additional goals noted above, the compensation committee determined the company bonus factor was 75%. The compensation committee attributes approximately 53% of the company bonus factor to the achievement of the U.S. Angiomax net sales goal, 39% of the company bonus factor to the other corporate goals achieved or partially

Mr. Jim B. Rosenberg
July 6, 2009

achieved and approximately 8% to company achievements not encompassed by the corporate goals.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Estimates
Revenue Recognition, page 50
9.	You disclose that your customers have the right to return any unopened product during the 18-month period beginning six months prior to the labeled expiration date and ending 12 months after the labeled expiration date. Please tell us and revise your disclosure to disclose whether you exchange product from your inventory for the returned product, and if so, how you account for your estimate of returns at the time of the product sale and how you account for returns when they are actually returned and make the exchange. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It also may be helpful to provide us an example showing the journal entries made.

Response:

We account for sales returns in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”, by establishing an accrual in an amount equal to our estimate of sales recorded for which the related products are expected to be returned. We do not exchange product from inventory for the returned product.

We record accruals for product returns at the time of sale, and report revenue net of such amounts. We determine our estimate of the sales return accrual primarily based on historical experience regarding sales returns, but also consider other factors that could impact sales returns. These factors include levels of inventory in the distribution channel, estimated shelf life, price changes of competitive products, introductions of generic products, introductions of competitive new products and hospital demand. We consider all of these factors and adjust the accrual periodically throughout each quarter to reflect actual experience. When customers return product, they are generally given credit against amounts owed. The amount credited is charged to our product returns accrual.

We will clarify this in future filings in which customers’ rights to return product is described.
10.	Please revise your table of activity with respect to your sales allowances and other accruals to break out your allowances by allowances established for sales from current years and allowances for sales from prior years.

Response:

We acknowledge the Staff’s comments and in response would propose to include the following table, updated with information at December 31, 2009, in our Form 10-K for the year ending December 31, 2009:

Mr. Jim B. Rosenberg
July 6, 2009

	Returns	Chargebacks	Rebates	Fee-for-Service
Balance at January 1, 2006	$217	$506	$1,454	$105
Allowances for sales during 2006	394	4,009	2,247	7,063
Allowances for prior years sales	10	231	—	—
Actual credits for prior years sales	(212)	(737)	(1,318)	(105)
Actual credits for sales during 2006	(8)	(3,681)	(1,549)	(5,289)
Balance at December 31, 2006	$401	$328	$834	$1,774
Allowances for sales during 2007	3,072	4,386	4,546	4,507
Allowances for prior years sales	60	99	25	—
Actual credits made for prior years sales	(459)	(427)	(849)	(929)
Actual credits made for sales during 2007	(14)	(3,789)	(2,894)	(3,695)
Balance at December 31, 2007	$3,060	$597	$1,662	$1,657
Allowances for sales during 2008	(1,983)	5,628	1,412	6,562
Allowances for prior years sales	159	123	0	0
Actual credits made for prior years sales	(261)	(720)	(1,397)	(721)
Actual credits made for sales during 2008	—	(4,442)	(1,247)	(5,542)
Balance at December 31, 2008	$975	$1,186	$431	$1,956
As we have disclosed, included in the 2007 allowances for sales returns is an estimate of $3.0 million for inventory that we estimated to be on hand at July 1, 2008 for which Nycomed had the right of return at that time according to the transitional agreement entered into in July 2007. Included in the 2008 allowances for sales returns is a reversal of $2.2 million related to the Nycomed transaction as a result of a June 2008 event whereby the transition agreement was extended from June 30, 2008 to December 31, 2008. This extension allowed Nycomed to sell through additional amounts of its inventory on hand and Nycomed continued to have the right of return for any unsold inventory through December 31, 2008. As a result of Nycomed selling $2.2 million of its existing inventory through this extended transition period, we reversed our estimated inventory reserve accordingly. As of December 31, 2008, only $0.8 million of unsold inventory remained and that was the amount accrued for at December 31, 2008.
Income Taxes, page 54
11.	Given that you have incurred net losses on an annual basis since inception except for 2004 and 2006, and you will likely need to generate significantly greater revenue in future periods to achieve and maintain profitability in light of your planned expenditures to further develop and commercialize your products, please tell us how you determined that no valuation allowance was required for the remaining $48 million of net deferred tax assets at December 31, 2008. Please expand your disclosure to specify the positive and negative evidence you evaluated in concluding that the deferred tax assets were more likely than not to be realized in future periods. Include separate quantified disclosure of each source of taxable income

Mr. Jim B. Rosenberg
July 6, 2009

under paragraph 21 of SFAS 109 or explain to us why you believe such disclosure would not be meaningful.

Response:

Assessing the need for, and the amount of, a valuation allowance for deferred tax assets requires significant judgment. As required by SFAS 109, the valuation allowance recognized on the gross deferred tax asset should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. Paragraph 20 of SFAS 109 indicates that all available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Paragraph 25 of SFAS 109 emphasizes the use of judgment in considering the relative impact of negative and positive evidence and cautions that the weight given to the potential effects of negative and positive evidence should be commensurate with the extent to which the evidence can be objectively verified.

Background

We began operations in 1996 with the intention of acquiring, developing and commercializing pharmaceutical products in late stages of their development. In 2000, we received FDA approval to market our first product, Angiomax. Since 2000, revenues associated with the sale of Angiomax have grown significantly year over year. Despite this growth in revenue, through 2003, costs continued to exceed revenues on an annual basis resulting in continued losses. The accumulated deficit through 2003 amounted to approximately $314 million.

Beginning in the fourth quarter of 2003 and continuing through the second quarter of 2005, we experienced net income on a quarterly basis ranging from $1.3 million to $5.3 million. However, beginning in the third quarter of 2005 and continuing through the first quarter of 2006, we significantly limited the number of boxes wholesalers could purchase to ensure inventory levels in the trade were appropriate in light of end-user demand. As a result, revenues fell short of originally projected amounts and we incurred net losses. Subsequent to this wholesaler inventory correction, revenues resumed growth and we experienced net income on a quarterly basis through June 30, 2007.

In the third quarter of 2007, we changed our relationship with our major international distributor, Nycomed. In connection with this transaction, we recorded an expense of approximately $30 million in the third quarter of 2007 related to the estimated out-of-market value of the pre-existing arrangement. This one-time event put us in a loss position for the quarter and a loss position for the year ended December 31, 2007.

In the third quarter of 2008, we acquired Curacyte Discovery GmbH, or Curacyte, a company primarily engaged in the discovery and development of small molecule serine protease inhibitors. As of the date of acquisition, Curacyte’s lead compound was still in pre-Phase I development and we recorded approximately $21.5 million in in-process

Mr. Jim B. Rosenberg
July 6, 2009

research and development costs during the third quarter of 2008. This discrete event put us in a net U.S. loss position for the quarter and significantly impacted the total 2008 U.S. net income.

Below is a summary of our annual revenue and net income. United States and international distinctions depict the tax jurisdictions the respective amounts relate to based on the legal entities involved and not the location in which the transaction(s) occurred.

(In millions)	2008	2007	2006	2005	2004	2003
U.S. Net Revenue	$344	$258	$214	$150	$144	$86
International Net Revenue	$3	—	—	—	—	—

TOTAL NET REVENUE	$347	$258	$214	$150	$144	$86

U.S. Pre Tax Net Income/(loss)	$9	($17)	$18	($8)	$18	($17)
International Pre Tax Net Income/(loss)	($14)	—	—	—	—	—

TOTAL PRE TAX NET INCOME/(LOSS)	($5)	($17)	$18	($8)	$18	($17)

Impact of Curacyte/Nycomed transactions (U.S.)	$22	$30	—	—	—	—

As adjusted U.S. Pre Tax Income/(loss)	$31	$13	$18	($8)	$18	($17)

As of December 31, 2005, as a result of the cumulative losses through 2003 and during the three years ended December 31, 2005, a full valuation allowance for deferred tax assets existed since there was no evidence available to reasonably conclude it was not more likely than not that we would be able to realize future benefit from these assets within the carry forward period. We experienced cumulative pre-tax income in the United States during the recent years ending December 31, 2006 despite the impact of the inventory correction in late 2005/early 2006. Our management at that point evaluated both the positive and negative evidence available at the time and reversed approximately 47% of the existing valuation allowance primarily based on management’s expectations of sustained profitability in the United States for the foreseeable future based on recent historical trends and projections.

As a result of the Nycomed transaction, we were in a cumulative pre-tax loss position in the United States during the recent years ending December 31, 2007. Paragraph 24(c) of SFAS 109 indicates earnings history exclusive of an infrequent item giving rise to the loss that is an aberration rather than a continuing condition is positive evidence that might support that a valuation allowance is not needed when there is negative evidence. Accordingly, based on the positive and negative evidence available at the time, we adjusted the valuation allowance to reflect the amount of deferred tax assets that we concluded would be more likely than not realized. Our management based its conclusion, in part, on the fact that absent the expense associated with the Nycomed transaction, our performance would have continued its trend of profitability and been consistent with our prior projections.

Mr. Jim B. Rosenberg
July 6, 2009

Analysis as of December 31, 2008

The following is a summary of available positive and negative evidence we evaluated and considered in connection with our conclusion as of December 31, 2008 that a portion of our deferred tax assets are more likely than not to be realizable:
Positive Evidence:
•	The deferred tax assets primarily relate to net operating losses incurred by us, the oldest of which will not expire until 2018.

•	We were in a cumulative U.S. income position for the recent years ended December 31, 2008. This recent cumulative income as of December 31, 2008 includes the effect of specific, business development transactions discussed above. Absent these non-recurring charges, we would have had significant recent cumulative pre-tax income as of December 31, 2008. Adjusting for these business development transactions, our adjusted net income approximated our planned revenue and net income plan for the years 2006 through 2008.

•	Our most recent estimated pre-tax income during the three-year period ending December 31, 2011 supports our carrying value of the existing deferred tax assets. Since 2004, we have used $100 of our federal net operating losses.

•	With the re-acquisition of the European distribution rights for Angiox from Nycomed in July 2007, we have begun to invest in sales and marketing activities throughout Europe and assumed full responsibility for distribution in Europe during the fourth quarter of 2008. Based on our current transfer pricing methodology, we currently receive a significant portion of the Angiox revenue in Europe in consideration for the intellectual property and tangible product licensed by us to our wholly owned subsidiary in Switzerland. Given our historical success with Angiomax in the United States (in excess of $1 billion of revenue over the last six years) and the remaining patent life of Angiox in Europe (through 2015), there is significant upside potential beyond 2011, the last year in our current projections. Additionally, the potential market for Angiox is estimated to be approximately 30% larger in Europe than in the United States.

•	Our management believes that the legislative actions in Congress to provide the Patent and Trademark Office with discretion to consider patent extension applications filed late unintentionally under the Hatch Waxman Act is an unsettled circumstance that, if favorably resolved, will positively affect future operations and profit levels through Angiomax exclusivity. Should these legislative efforts not succeed, we have preserved our ability to pursue all other available remedies, including legal negligence claims.

Mr. Jim B. Rosenberg
July 6, 2009

•	During the third quarter of 2008, the FDA approved for sale in the United States our second product, Cleviprex® (clevidipine butyrate). Cleviprex is expected to generate revenue well past 2011, the last year in our current projections.

•	Our historical net revenue projections have been reasonably accurate and actual revenue growth has consistently achieved double digit growth.
Negative Evidence
•	There is limited history of sustained profitability primarily resulting from the effect of recent business development transactions.

•	The patent to our primary revenue generating product, Angiomax, expires in September 2010.

•	Our management believes that the legislative actions in Congress to provide the Patent and Trademark Office with discretion to consider patent extension applications filed late unintentionally under the Hatch Waxman Act is an unsettled circumstance that, if unfavorably resolved, will adversely affect future operating results.

•	The commercial success of our product candidates, Cleviprex, oritavancin, cangrelor and CU2010, is not assured.

•	Historical sales of Angiox in Europe by Nycomed prior to our reacquiring distribution rights were significantly under management’s expectations based on the level of success achieved in the United States. While we attribute the low level of historical European sales to the lack of sales and marketing efforts on behalf of Nycomed and management believes that by reacquiring these rights, we can leverage our experience and success in the U.S. market to grow market share and revenues in Europe, our management has limited operating history in Europe.

•	In February 2009, we acquired Targanta, a biopharmaceutical company focused on developing and commercializing innovative antibiotics to treat serious infections in the hospital and other institutional settings. Targanta’s lead product is oritavancin, which we are developing for the treatment of serious gram-positive bacterial infections, including complicated skin and skin structure infections, or cSSSI, bacteremia, which is an infection of the bloodstream, and other possible indication. In February 2008, Targanta submitted a new drug application, or NDA, to the FDA seeking to commercialize oritavancin for the treatment of complicated skin and skin structure infections (cSSSI). On December 8, 2008, the FDA issued a complete response letter to Targanta indicating that the NDA could not be approved in its present form, and that it would be necessary to perform an additional adequate and well-controlled study to demonstrate the safety and efficacy of oritavancin in patients with cSSSI. Accordingly, we

Mr. Jim B. Rosenberg
July 6, 2009

anticipate spending on research and development to increase in 2009, 2010 and 2011 in performing the additional study requested by the FDA. These costs represent our management’s best estimate based on their current understanding of the concerns raised by the FDA, but could change as this study evolves. We note that these costs were factored into the forecasts noted above for 2009 through 2011 in our assessment of the recoverability of our deferred tax asset.
Based on the above factors, we believe that our earnings history, absent the non-recurring charges noted above, our forecast of future income in the United States, and the other positive evidence evaluated above outweigh the negative factors and accordingly, our management concluded that it was more likely than not that we would be able to realize the net deferred tax assets recorded as of December 31, 2008. This balance is entirely associated with U.S. deferred tax assets, includes a complete valuation allowance on all foreign income as our experience outside of the United States is limited and is primarily based on a forecasted range of pre-tax income in the United States for 2009 through 2011. These projections include all planned expenditures to further develop and commercialize our existing product portfolio and do not include unplanned business development opportunities such as the Nycomed and Curacyte transactions that may arise in the future as those events cannot be reasonably anticipated.

We believe the disclosures presented on pages 54-55 of our Form 10-K for the year ended December 31, 2008 show that the realizability of the deferred tax asset is dependent on our ability to estimate future taxable income. Additionally, we believe that our disclosures adequately summarize the positive and negative evidence that we evaluated as presented above.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 9. Intangible Assets, page F-24
12.	Based on your disclosure on page five it appears that you assumed control of the marketing of Angiox immediately after the agreements in 2007. Please explain to us why you believe that the economic benefits received from the intangible assets did not begin until 2008. Since you recorded no amortization expense in 2007 and $580,000 in 2008, tell us how you determined the pattern in which the economic benefits of each asset are consumed in accordance with paragraph 12 of SFAS 142.

Response:

In accordance with paragraph 12 of SFAS 142, we have established a pattern of expected economic benefit for each asset acquired based on the forecasted revenue from the sale of Angiox through the end of the Angiox patent life, August 2015. In 2007, the forecasts used to originally determine the fair value of these intangible assets included de minimis revenue from the sale of Angiox relative to the total estimated Angiox revenue through 2015. Accordingly, in light of the transitional efforts that were anticipated during the

Mr. Jim B. Rosenberg
July 6, 2009

period subsequent to the acquisition of these intangible assets, the amount of estimated economic benefit from these assets in 2007 was deemed to be negligible and we did not record amortization expense during the six months subsequent to the acquisition of these assets. Consistent with our original estimates in 2007 and actual revenues from the sale of Angiox in 2008, we did record amortization expense in 2008 based on 2008 Angiox revenues in comparison to estimated Angiox revenues through 2015.
Our management reviews the expected Angiox revenue projections quarterly.
Note 13. Income Taxes, page F-32
13.	Please revise your statutory rate reconciliation and related disclosure to disclose what is in the “other” line item. Please separately disclose any items that are greater than 5% of the statutory rate pre-tax loss (income). Please refer to Rule 4-08(h)(2) of Regulation S-X.

Response:

We acknowledge the Staff’s request and note that according to Rule 4-08(h)(2) of Regulation S-X, certain items grouped in “Other” should be disclosed separately. We believe the exclusion of these items are immaterial to our financial statements taken as a whole and do not make the current disclosure misleading. We propose the following disclosure, updated for the 2009 fiscal year, be included in our Form 10-K for the year ended December 31, 2009:

	Year Ended December 31,
	2008	2007	2006

Stautory rate applied to pre-tax (loss) income	$(1,955)	$(6,082)	$6,004

Add (deduct):

State income taxes, net of federal benefit	430	240	(2,057)

Foreign	4,576	(19)	4

Tax credits	(1,456)	(1,106)	(2,326)

Non Deductible expenses:
Acquisition costs	558	—	—
Lobbying costs	219	1,121	—
Meals and entertainment	191	163	100

Tax Reserves	150	—	—

Other	205	82	—

Increase (decrease) to federal valuation allowance (net)	—	6,496	(47,793)

Balance at December 31, 2006	$2,918	$895	$(46,068)

Form 10-Q for the Quarterly Period Ended March 31, 2009

Mr. Jim B. Rosenberg
July 6, 2009

Note 7. Acquisitions, page 14
14.	Please revise your disclosure for acquired in-process research and development to disclose by individual material project the following:
•	The method used to determine fair value and the amount assigned to each project.

•	The significant assumptions, such as:
•	Risk adjusted discount rate applied to cash flows;

•	the period in which material net cash inflows are expected to commence; and,

•	material anticipated changes from historical pricing, margins and expense levels.
•	The completeness, complexity and uniqueness at the acquisition date.

•	The nature, timing and estimated costs of the efforts necessary to complete the project, and the anticipated completion date.

•	The risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

•	In subsequent periods, disclose the status of efforts to complete the project, and the impact of any delays on expected investment return, results of operations and financial condition.
Response:

We acknowledge the Staff’s comments and would propose adding the following disclosure set forth below to Note 7 of our Form 10-Q for the quarter ended June 30, 2009 under the caption ‘Targanta Therapeutics”.

We note that we have not included in this disclosure the estimated costs or the anticipated completion date for each project, or the period in which we expect material net cash inflows to commence for each project. Instead, we have disclosed that, for purposes of the in process research calculation, we assumed that our costs through the end of 2012 would not exceed $160 million and that net cash inflows for the cSSSI indication would begin in 2012. We believe that further disclosure of these matters would be inappropriate disclosure and potentially misleading to investors because these numbers and dates are speculative and we would not want investors to rely on them. In addition to all of the general risks and uncertainties involved in drug development and commercialization to which these projects are subject, we have not even finalized the design or timing of the Phase III trial we would need to conduct in connection with the NDA for oritavancin for cSSSI and our development work on the other indications will be based on our work for cSSSI.

To be inserted following the last sentence of the first paragraph in Note 7. Acquisitions:

Oritavancin is a novel semi-synthetic lipoglycopeptide antibiotic that the Company is developing for the treatment of serious gram-positive infections. The FDA has issued a

Mr. Jim B. Rosenberg
July 6, 2009

complete response letter with respect to the oritavancin NDA indicating that the FDA could not approve the NDA in its present form and requiring an additional adequate and well-controlled Phase III study to demonstrate its safety and efficacy in patients with complicated skin and skin structure infections (cSSSI) before the application could be approved. The Company plans to consult with regulatory authorities with a view to initiating a confirmatory Phase III study of oritavancin given as a single dose infusion as well as the daily dosing regimen examined in the previous Phase III trial conducted by Targanta.

To be inserted immediately prior the Targanta pro forma results table in Note 7. Acquisitions:

In determining the fair value of all of the Company’s in process research and development projects related to oritavancin, the Company used the income approach, specifically a probability weighting to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, historical pricing of similar products and expected industry trends. This method requires a forecast of cash inflows, cash outflows, and pro-forma charges for economic returns of and on tangible assets employed, including working capital, fixed assets and assembled workforce. Cash outflows include direct and indirect expenses for clinical trials, manufacturing, sales, marketing, general and administrative expenses and taxes. For purposes of these forecasts, the Company assumed that cash outflows primarily for research and development, general administrative and marketing expenses from the period beginning immediately after closing and continuing through 2012 would not exceed $160 million. All internal and external research and development expenses are expensed as incurred.

As the research and development work for the Company’s other compounds is complete or nearly complete, the Company expects the oritavancin development efforts to be material to its research and development expenses.

The Company defines an in process research and development project by specific therapeutic treatment indication. At this time, the Company is pursuing four therapeutic treatment indications for oritavancin. After applying a risk adjusted discount rate of 13% to each project’s expected cash flow stream, the Company determined a preliminary value for each project as set forth below. In determining these values, the Company assumed that it would generate cash inflows from oritavancin for cSSSI in 2012 and from the other projects thereafter.

Project	Value
cSSSI	$53.8
Bacteremia	5.8
Anthrax	4.5
c.Difficile	3.1

Total	$67.2

\

Mr. Jim B. Rosenberg
July 6, 2009

The Company’s success in developing and obtaining marketing approval for oritavancin for cSSSI and for any of the other indications is highly uncertain. The Company has not finalized the design or the timing of the Phase III study of oritavancin required by the FDA. The Company cannot know or predict the nature, timing and estimated costs of the efforts necessary to complete the development of, or the period in which material net cash inflows are expected to commence from, oritavancin due to the numerous risks and uncertainties associated with developing and commercializing drugs. These risks and uncertainties, including their impact on the timing of completing clinical trial and development work and obtaining regulatory approval could have a material impact on each project’s value.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (973) 290-6000.
Sincerely,
/s/ Paul M. Antinori
Paul M. Antinori
Senior Vice President and General Counsel